U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2020

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Incorporation By Reference:

This report on Form 6-K is hereby incorporated by reference into Company’s registration statements on (1) Form S-8 (file No. 333-203387) filed with SEC on April 13, 2015, (2) Form F-3 (file No. 333-213240) filed with SEC on August 22, 2016, amended on September 2, 2016, September 12, 2016, February 9, 2017 and February 27, 2017 and declared effective on March 9, 2017, and (3) Form F-3 (file No. 333-248197) filed with SEC on August 20, 2020 and declared effective on August 31, 2020.

Explanatory Note:

The Registrant is filing this Report on Form 6-K to report its financial results for the six months ended June 30, 2020 and to discuss its recent corporate developments.

Attached as exhibits to this Report on Form 6-K are:

(1)	the unaudited interim consolidated financial statements and related notes as Exhibit 99.1;

(2)	Management’s Discussion and Analysis of Financial Condition and Results of Operations as Exhibit 99.2;

(3)	the press release dated September 30, 2020 titled “Tantech Reports Financial Results for the First Six Months of Fiscal Year 2020” as Exhibit 99.3;

(4)	Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this current report with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Exhibit Index:

99.1	Unaudited Consolidated Financial Statements and Related Notes for the Six Months Ended June 30, 2020 and 2019

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.3	Press release dated September 30, 2020 titled “Tantech Reports Financial Results for the First Six Months of Fiscal Year 2020”

101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD

By:	/s/ Wangfeng Yan
	Name:	Wangfeng Yan
	Title:	Chief Executive Officer

Dated: September 30, 2020